Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

2 October 2003

03032841

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 10/27

Enc:

communicate RNS

File No 82.5205

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Company	Brambles Industries PLC
TIDM	BI.
Headline	Senior VP Human Resources
Released	08:23 2 Oct 2003
Number	4424Q

RNS Number:4424Q
Brambles Industries PLC
02 October 2003

BRAMBLES INDUSTRIES PLC
Company Number: 4134697

Senior Vice President Human Resources

Brambles Industries wishes to advise that, further to an earlier announcement, Tom Brown will join the company as Senior Vice President Human Resources effective 10 November 2003.

Mr Brown will be a member of the Brambles Executive Committee and will be based in Sydney.

Mr Brown is currently the Group Human Resources Director for Allied Domecq PLC. Previously, he has held senior human resources positions with BHP and Mobil in Australia, the USA and the UK.

For further information, contact:

UK		
Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5222
Media	Jeannette McLoughlin, Group General Manager, Corporate Communications	+61 (0) 2 9256 5255 Mobile +61 (0) 401 990 425

Brambles Industries is globally headquartered in Australia

END

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